**PUBLIC**

21002289

SION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2023 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing

MAR 03 2021

Washington, DC

| SEC FILE NUMBER |
|---|
| 8- 49349 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kipling Capital, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**100 Shoreline Highway, Suite 200B**
(No. and Street)

| **Mill Valley** | **California** | **94941** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**F. Randall Bigony** **(561) 679-3574**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst Wintter & Associates LLP**
(Name – *if individual, state last, first, middle name*)

| **675 Ygnacio Valley Road, Suite A200** | **Walnut Creek** | **California** | **94596** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, **F. Randall Bigony**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Kipling Capital, Inc.**, as of **December 31, 2020**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**NONE**

Signature

Principal & CCO

Title

The staff of the Division of Trading and Markets of the Securities and Exchange Commission granted relief from the required notarization due to difficulties arising from Covid-19

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Kipling Capital, Inc.

## Table of Contents

*ERNST WINTTER & ASSOCIATES LLP* *Certified Public Accountants*

*675 Ygnacio Valley Road, Suite A200*
*Walnut Creek, CA 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

## Report of Independent Registered Public Accounting Firm

To the Stockholders
Kipling Capital, Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Kipling Capital, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Kipling Capital, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Kipling Capital, Inc.'s auditor since 2012.
Walnut Creek, California
February 27, 2021

# Kipling Capital, Inc.

## Statement of Financial Condition

## December 31, 2020

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 822,526 |
| Accounts receivable | | 6,206,748 |
| Other assets | | 100,812 |
| Property and equipment, net of $363,286 of accumulated depreciation | | 9,381 |
| Operating lease right-of-use assets | | 220,442 |
| **Total Assets** | $ | 7,359,909 |
| | | |
| **Liabilities and Stockholders' Equity** | | |
| | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 33,876 |
| Due to stockholders | | 817,418 |
| Deferred tax liability | | 12,400 |
| Operating lease liabilities | | 228,188 |
| **Total Liabilities** | | 1,091,882 |
| | | |
| **Stockholders' Equity** | | |
| Common stock (no par value; 10,000,000 shares authorized; 410,000 shares issued and outstanding) | | 4,100 |
| Retained earnings | | 6,263,927 |
| **Total Stockholders' Equity** | | 6,268,027 |
| **Total Liabilities and Stockholders' Equity** | $ | 7,359,909 |

The accompanying notes are an integral part of this financial statement.

# Kipling Capital, Inc.

## Notes to the Financial Statement

## December 31, 2020

### 1. Organization

Kipling Capital, Inc. (the "Company") is a broker-dealer in securities primarily engaged in the sale of direct participation programs ("DPPs") to high net worth individuals, families and trusts ("Kipling Clients"). The DPPs are offered and managed by investment managers ("Investment Managers") that are selected by the Company and entered into a selling agreement with the Company. Compensation is received from the Investment Managers pursuant to the selling agreements and solely for the offering and sale of securities. Compensation consists of placement fees earned when commitments are accepted and capital contributions are made during or at the end of an investment period (the "Commission revenue"), plus a trailing commission earned over time (the "Investor servicing fee"), plus a performance fee (the "Carried interest income") received as a percentage of the profits earned by the Investment Managers. The Company is registered with the Securities and Exchange Commission as a securities broker dealer. The Company is subject to various governmental rules and regulations including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

### 2. Significant Accounting Policies

**Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

**Fair Value of Financial Instruments**
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no financial instruments required to be valued at fair value on a recurring basis.

**Cash and Cash Equivalents**
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash and cash equivalents. As of December 31, 2020, there were no cash equivalents held by the Company.

**Property & Equipment**
Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over estimated useful lives of the assets ranging from three to five years.

**Leases**
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2020, the Company had two long term operating leases and no finance leases.

## 2. Significant Accounting Policies *(continued)*

**Accounts Receivable**

Accounts receivable represents amounts that have been earned and billed to Investment Managers in accordance with the terms of the Company's agreements with respective Investment Managers that have not yet been collected. Effective January 1, 2020, the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses ("ASU 2016-13") was adopted. ASU 2016-13 provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. ASU 2016-13 requires companies evaluate their financial instruments for impairment and record an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The provisions of this standard were adopted using a method to estimate the allowance for doubtful accounts that considered both the aging of accounts receivable and a projected loss rate of receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. Per management's analysis of historical losses, no allowance was considered necessary as of December 31, 2020.

**Income Taxes**

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the stockholders' federal and state individual income tax returns. However, the Company is liable for California Franchise Tax on S corporations at a 1.5% rate. The Company is no longer subject to state income tax examinations by tax authorities for years before 2016.

## 3. Risk Concentration

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2020, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

As of December 31, 2020, 80% of accounts receivable was due from four Investment Managers.

## 4. Related Party Transactions

Individual stockholders of the Company and Kipling Investors, LLC ("Kipling Investors"), a commonly owned entity, invest in various projects promoted by the Company on the same terms and conditions as the Investment Managers. Some of the members of Kipling Investors are also stockholders of the Company.

## 4. Related Party Transactions *(continued)*

The stockholders of the Company incur out of pocket expenses that are reimbursed by the Company. At December 31, 2020, the Company owed $1,166 to the stockholders for these advances which are included in accounts payable and accrued expenses in the accompanying Statement of Financial Condition.

The Company earns Carried interest income from the offering of securities which, pursuant to the terms of the Employment Agreements of the stockholders, are payable to the stockholders in the form of a bonus based on each stockholder's percentage ownership of the Company at the time of the offering. Subject to receipt of the Carried interest income payment by the Company, the Company owed $817,418 to stockholders as of December 31, 2020.

## 5. Revenue from Contracts with Customers

### Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of the Investment Manager payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. There was no deferred revenue as of January 1, 2020 and December 31, 2020.

Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment from an Investment Manager. The Company had receivables related to revenue from contracts with Investment Managers of $5,252,443 and $6,206,748 at January 1, 2020 and December 31, 2020, respectively.

### Contract Costs

Costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at December 31, 2020.

## 6. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. Deferred tax assets and liabilities of the Company are primarily the result of using the cash method of accounting for tax purposes and the accrual method of accounting for financial statement purposes. The Company's net deferred tax liabilities as of December 31, 2020 are as follows:

| | State | Total |
|---|---|---|
| Deferred tax asset | $ 2,600 | $ 2,600 |
| Deferred tax liability | (15,000) | (15,000) |
| Net deferred tax liability | $ (12,400) | $ (12,400) |

# Kipling Capital, Inc.

## Notes to the Financial Statement

## December 31, 2020

### 7. Leases

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating leases. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's leases do not provide an implicit rate, the Company's uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease terms. The Company has lease agreements with lease and non-lease components. Such non-lease components are accounted for separately.

The Company has operating leases for office space in both Mill Valley, California and Palm Beach Gardens, Florida with remaining lease terms of thirteen and fifteen months, respectively. As of December 31, 2020, there is no option to extend the term of either lease. For the year ended December 31, 2020, information pertaining to leases were as follows:

| **Supplemental Cash Flow Information** | |
|---|---|
| Operating Lease ROU Assets | |
| ROU assets on January 1, 2020 | $ 407,016 |
| Amortization of ROU assets | (186,574) |
| Operating lease ROU assets for the year ended December 31, 2020 | $ 220,442 |
| Payments made on operating lease liabilities | $ 202,628 |

| **Supplemental Statement of Financial Condition Information** | |
|---|---|
| Operating leases: | |
| ROU assets | $ 220,442 |
| Operating lease liabilities | $ 228,188 |
| Weighted average remaining lease terms | 14 months |
| Weighted average discount rate | 5.00% |

| **Maturities of Operating Lease Liabilities** | |
|---|---|
| 2021 | $ 208,870 |
| 2022 | 25,312 |
| Total lease payments | $ 234,182 |
| Less discount | ( 5,994) |
| Total operating lease liabilities | $ 228,188 |

### 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceed 15 to 1, both as defined. At December 31, 2020, the Company's net capital was $768,504 which exceeded the requirement of $58,096 by $710,408.

### 9. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

### 10. Subsequent Events

The Company has evaluated subsequent events through February 27, 2021, the date which the financial statements were issued.